SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 11, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

May 11, 2010
Ivanhoe Mines releases new Integrated Development Plan
for Oyu Tolgoi copper-gold mining complex in Mongolia
Average annual production estimated at 1.2 billion pounds
of copper and 650,000 ounces of gold for the first 10 years
Plan declares first underground mineral reserves
for Hugo Dummett block-cave mine
Oyu Tolgoi on track to become one of the world’s
top three copper-gold mines
ULAANBAATAR, MONGOLIA — A new, independent Integrated Development Plan confirms that Ivanhoe Mines’ Oyu Tolgoi Project in southern Mongolia has the mineral resources to become one of the world’s top three copper-gold producers and an industry model of responsible, environmentally-sound mineral development, Ivanhoe’s Executive Chairman Robert Friedland and President and Chief Executive Officer John Macken announced today.
The new plan, IDP-10, is a comprehensive update of the original 2005 Integrated Development Plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013.
The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two complementary development scenarios:
1.	A Reserve Case, based only on Proven & Probable Mineral Reserves established to this point in time, which would sustain mining for a projected 27 years.
2.	A Life-of-Mine Sensitivity Case, which adds to the Reserve Case a large base of resources identified through exploration to date but currently classified only to the level of Inferred Resources under Canada’s internationally recognized definitions standards. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized. The IDP-10 estimates that the Life-of-Mine Sensitivity Case would sustain mining at Oyu Tolgoi for a projected 59 years. Part of the ongoing exploration program at Oyu Tolgoi is directed at upgrading Inferred Resources to higher classifications, as has been progressively accomplished during the past nine years of exploration and discovery at the project.
In both cases, the average production at Oyu Tolgoi over the first ten years would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.

IDP-10 independent report prepared by international experts
The 2010 Integrated Development Plan is an independent report commissioned for the project by Ivanhoe Mines from a team of the world’s foremost engineering, mining and environmental consultants, led by Australia-based AMEC Minproc and including U.S.-based Stantec Engineering. The complete Plan, a technical report compliant with Canada’s 43-101 reporting standing, will be available on the SEDAR document retrieval service within 45 days.
The scale of the Oyu Tolgoi project has increased significantly since the release of the first Integrated Development Plan in 2005. In accordance with its corporate responsibilities as a public company, Ivanhoe Mines, the project’s controlling shareholder, has commissioned updates that reflect independent analyses of project economics, increased mineral resources and reserves and revised valuation estimates. Disclosure of this accumulated information incorporated in the updated IDP-10 has been triggered by the completion of the Oyu Tolgoi Investment Agreement, which took full legal effect on March 31, 2010, which enabled use of the agreement’s fiscal provisions in modelling for the IDP-10.
The IDP-10 was prepared independently of Rio Tinto and the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee. The IDP-10 recommends that Oyu Tolgoi LLC, the Mongolian company that is developing and will operate the mining complex, conduct a comprehensive review to establish a baseline for the Project with a goal of improving or optimizing value. The IDP-10 also recommends that its conclusions be reviewed and analyzed by the joint Technical Committee to help determine detailed plans for the ongoing implementation of the Project.
New IDP a green light to launch Oyu Tolgoi construction
Mr. Macken said that the IDP-10, developed within the terms of the Investment Agreement signed with the Government of Mongolia in October 2009, consolidates the extensive planning and construction activities that have been conducted as part of the Oyu Tolgoi Project since the completion of the original IDP in 2005.
“Given the scale of our discoveries and the outstanding economics of this project, this updated plan gives us the green light we were expecting from this process to continue proceeding straight into construction and operation of a world-class mine. The increase in value and the amount of mineral reserve, with the first inclusion of underground reserves, will support our financing plans as we begin our drive toward operations at Oyu Tolgoi,” Mr. Macken said.
“This 2010 IDP incorporates the thinking of many of the world’s leading, independent authorities on efficient development of natural resources and best-practice environmental management. The plan is further confirmation that Oyu Tolgoi will positively and significantly contribute to Mongolia’s economic growth and social development for generations to come.”
Mr. Friedland said that the Life-of-Mine Sensitivity Case generates a 95% increase in potential feed for the ore processing plant over projections in the 2005 IDP. “This case increases estimated copper production by 50%, to 52.5 billion pounds, or 23.8 million tonnes, and increases estimated gold production by 126%, to 26.4 million ounces, over projections reported in the 2005 IDP.
“Ivanhoe Mines believes that these results will continue to improve and that Oyu Tolgoi will stand tall with established giants like Grasberg and Escondida in the pantheon of the world’s greatest mines,” Mr. Friedland added.
“The tremendous increase in gold production spotlighted in this latest plan is especially significant in light of the current expectations for the price of gold.

“We also believe that our current, projected 59-year mine life from the Life of Mine Sensitivity Case will prove to be very conservative. We have a very successful record in upgrading resources and recent discoveries have intersected additional high-grade copper and gold mineralization in new, deep targets identified at Oyu Tolgoi with the first field application of the unique, Zeus induced-polarization exploration technology.”
Scenario 1: Highlights of the Reserve Case
The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (stages 1 through 9 of the open pit on the Southern Oyu deposits and the first lift, Lift 1, of the Hugo North Deposit’s underground block-cave mine).
•	The first lift of the planned underground block cave on the Hugo North Deposit contains 437 million tonnes of Probable Reserve at 1.90% copper and 0.42 grams of gold per tonne – the project’s first declaration of an underground reserve since discoveries began at Oyu Tolgoi in 2001.
•	The planned open pit on the Southern Oyu copper and gold deposits contains a Proven and Probable Reserve of 955 million tonnes at 0.49% copper and 0.35 grams of gold per tonne.
•	The total mineral reserve (Proven & Probable) contains 1.393 billion tonnes at 0.93% copper and 0.37 grams of gold per tonne.
•	Total production of 25.2 billion pounds (11.5 million tonnes) of copper and 13.1 million ounces of gold is projected from mining only the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.
•	Production is expected to commence in mid-2013.
•	The ore processing plant would be expanded from an initial 36.5 million tonnes per year to 58 million tonnes per year (100,000 to 160,000 tonnes per day) by the end of the fifth year of operations.
•	Peak single-year production is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•	The economic analysis projects an after-tax Net Present Value (NPV) of US$4.536 billion at an 8% discount rate, an IRR of 16.33% and a payback period of 6.32 years (based on $2.00/lb. copper and $850/oz. gold).
•	Based on current metal prices of $3.23/lb. copper and $1,200/oz. gold, the NPV would be US$12.6 billion, with an IRR of 26.3% and a payback period of 4.73 years.
Scenario 2: Highlights of the Life-of-Mine Sensitivity Case
The Life-of-Mine Sensitivity Case reflects the development flexibility that exists with later phases of the Oyu Tolgoi group of deposits, which currently include the Heruga Deposit, the Hugo South Deposit and the second lift of the Hugo North Deposit. These subsequent phases will require separate development decisions in the future based on conditions prevailing at the time and the accumulated experience gained from developing and operating the initial phases of the project.

The Life-of-Mine Sensitivity Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Project. Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment. Insofar as the Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life-of-Mine Sensitivity Case does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized.
•	Oyu Tolgoi has been independently affirmed to be a world-class mineral resource. The Life-of-Mine Sensitivity Case is intended to show the significant, long-term potential of all classifications of the entire mineral resource that has been identified to date at Oyu Tolgoi.
•	The Life-of-Mine Sensitivity Case would produce more than twice as much copper and gold as projected under the shorter-term Reserve Case, which is limited to the Southern Oyu open pit and the first lift from the Hugo North underground mine.
•	With a mine life projected to be 59 years, Oyu Tolgoi would process an average of 58 million tonnes of ore per year (160,000 tpd), yielding total production of 52.5 billion pounds of copper (23.8 million tonnes) and 26.4 million ounces of gold.
•	The projected 59-year mine life incorporates the Reserve Case’s Proven and Probable mineral reserves at the Southern Oyu open pit and the Hugo North block-cave’s Lift 1 – and also adds Inferred Resources from the Hugo North block-cave’s Lift 2 and the Hugo South and Heruga deposits.
•	Mining of all resources delivers an after-tax NPV of US$5.614 billion (based on $2.00/lb. copper and $850/oz. gold).
•	A Real Options analysis produces an after-tax NPV of US$7.55 billion, based on stochastic modelling with long-term prices of $2.00/lb. copper and $850/oz. gold. (An accompanying IDP-10 presentation will be available at www.ivanhoemines.com)
•	Based on current metal prices of $3.23/lb. copper and $1,200/oz. gold, the NPV would be US$15.3 billion, with an IRR of 26.7% and a payback period of 4.62 years.
The IDP-10 is based on updated Oyu Tolgoi mineral resources that have been identified through Ivanhoe Mines’ ongoing exploration. Currently identified Oyu Tolgoi resources include:
•	1.4 billion tonnes classified as Measured and Indicated at an average grade of 1.33% copper and 0.47g/t gold.
•	In addition, 2.4 billion tonnes now are classified as Inferred at an average grade of 0.78% copper and 0.33g/t gold – an increase of 10% over the resource reported in March 2008.
•	The Measured and Indicated resource classifications contain an estimated 40.7 billion pounds of copper and 21 million ounces of gold. The Inferred classification contains an additional 40.6 billion pounds of copper and 25.4 million ounces of gold.
•	Less than half of the 20-kilometre-long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using ZeusTM proprietary, induced-polarization technology has identified numerous additional world-scale mineral exploration and development targets. Drilling continues to be directed at expanding the project’s resources and reserves.

Production and Financial Results

Description	Reserve Case	Life-of-Mine Sensitivity Case
Inventory	Mineral Reserve	Mineral Reserve plus Inferred Resources
Peak Production Rate	58 mt/a	58 mt/a
	160,000 tpd	160,000 tpd
Total processed	1 393 million tonnes	3 019 million tonnes
NSR	US$32.57/t	US$32.37/t
Copper grade	0.93%	0.89%
Gold grade	0.37g/t	0.34g/t
Copper recovered	25.2 billion lb.	52.6 billion lb.
Gold recovered	13.1 million oz.	26.2 million oz.
Mine life	27 years	59 years
Initial Capital — (100,000 tpd concentrator — Southern Oyu Open Pit)	US$3.5 billion	US$3.5 billion
Pre-production underground capital	US$1.1 billion	US$1.1 billion
Total project cash requirement	US$4.6 Billion	US$4.6 billion
10-year cash cost (net of gold credits)	0.45 cents/lb.	0.44 cents/lb.
NPV (8%) After Tax	US$4 536m	US$5 614m
IRR after tax	16.33%	16.73%
Payback period	6.32 years	6.22 years
The Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Resources that do not have as high a level of certainty as the Reserve Case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity will be realized.

Metal Price Sensitivities (project Net Present Value at 8% discount; US$M)
Metal Price Sensitivity — Reserve Case

After-tax values	Gold price/oz
Copper price/lb	$750	$850 (Base)	$1,000	$1,200(Current)	$1,500	$1,750	$2,000
$1.50	1,346	1,680	2,173	2,824	3,784	4,580	5,377
$2.00 (Base)	4,218	4,536	5,011	5,648	6,602	7,391	8,188
$2.50	7,035	7,353	7,826	8,460	9,416	10,210	11,000
$3.23 (Current)	11,145	11,464	11,937	12,569	13,516	14,309	15,100
$3.50	12,663	12,979	13,452	14,084	15,037	15,827	16,617
$4.00	15,469	15,788	16,265	16,899	17,847	18,638	19,428
$5.00	21,097	21,413	21,887	22,520	23,464	24,250	25,039
$6.00	26,715	27,029	27,502	28,134	29,083	29,870	30,654
Metal Price Sensitivity — Life-of-Mine Sensitivity Case

After-tax values	Gold price/oz
Copper price/lb	$750	$850(Base)	$1,000	$1,200(Current)	$1,500	$1,750	$2,000
$1.50	1,777	2,137	2,671	3,377	4,412	5,269	6,126
$2.00 (Base)	5,268	5,614	6,127	6,815	7,840	8,698	9,559
$2.50	8,703	9,043	9,556	10,244	11,277	12,131	12,986
$3.23 (Current)	13,715	14,056	14,568	15,253	16,287	17,143	17,999
$3.50	15,563	15,905	16,422	17,111	18,140	18,996	19,852
$4.00	19,002	19,346	19,859	20,544	21,571	22,427	23,285
$5.00	25,865	26,208	26,725	27,412	28,442	29,300	30,155
$6.00	32,740	33,083	33,597	34,280	35,305	36,158	37,014

Resources continuing to increase at Oyu Tolgoi
The IDP-10 is based on updated Reserve and Resource estimates filed on March 31, 2010. Total resources for the deposits at Oyu Tolgoi now are estimated to contain 1.4 billion tonnes at a grade of 1.33% copper and 0.47 grams of gold per tonne in the Measured and Indicated category. These classifications contain an estimated 40.6 billion pounds (18.4 million tonnes) of copper and 20.9 million ounces of gold – providing a total copper equivalent of 49.8 billion pounds (22.6 million tonnes).
In the Inferred category, Oyu Tolgoi now is estimated to contain an additional 2.4 billion tonnes at a grade of 0.78% copper and 0.33 grams of gold per tonne. This Inferred Resource contains:
•	an estimated 40.6 billion pounds (18.4 million tonnes) of copper, an increase of 2.4 billion pounds (1.1 million tonnes), or 6.2%, since March 2008;
•	25.3 million ounces of gold, an increase of 1.1 million ounces, or 4.8%, since March 2008; and
•	a copper equivalent of 53.2 billion pounds (24.1 million tonnes), an increase of 3.2 billion pounds (1.5 million tonnes), or 6.4%, since March 2008.
Significantly, the revised estimate of mineral reserves adds underground reserves of 437 million tonnes. The revised estimate also extends the reserves in the proposed open-pit mine to 955 million tonnes, an increase of 2.6% since February 2006.
Total Oyu Tolgoi Project Mineral Resources based on the March 31, 2010(1)(2) Technical Report
(based on a 0.60% copper equivalent (CuEq) cut-off)

						Contained Metal(4)
Resource		Cu	Au	Mo	CuEq(3)	Cu	Au	CuEq(3)
Category	Tonnes	(%)	(g/t)	(ppm)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	—	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	—	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	—	1.63	40,680,000	20,970,000	49,860,000
Inferred	2,367,130,000	0.78	0.33	50	1.02	40,610,000	25,390,000	53,280,000

Notes:

(1)	Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

(2)	This table includes estimated resources on the Hugo North Extension Deposit and the Heruga Deposit. These deposits are located on mineral licences owned by Entrée but subject to the Entrée Joint Venture. These resources consist of indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and Inferred Resources of 910,000,000 tonnes grading 0.48% copper and 0.49 g/t gold and a 141ppm molybdenum at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga Deposits.

(3)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Differences in measured and indicated totals relate to rounding associated with tonnes and grade.

The estimates were based on 3-D block models utilizing commercial mine planning software (MineSite®). Industry-accepted methods were used to create interpolation domains; these domains were based upon mineralization and geology. Grade estimation was performed by ordinary kriging. A separate resource model was prepared for each of the deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation, as it was found to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.
Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated in the Southern Oyu and Hugo South deposits. Nearest neighbour grades were interpolated for validation purposes. For copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. In the Southern Oyu deposits, resource grades also were adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. Validation procedures included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.
The base case copper-equivalent cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.
Common start-up plan creates base for two development scenarios
As studied in the IDP-10, both the Reserve Case and the alternative Life-of-Mine Sensitivity Case share the same underlying plan for the construction and operation of an initial concentrator facility that would process 100,000 tonnes of ore per day (36.5 million tonnes per year). By the end of the fifth year of operation, the concentrator would be expanded to a capacity of 160,000 tonnes per day (58 million tonnes per year).
Under the common start-up plan, ore initially would be sourced from the open-pit mine on the Southern Oyu deposits while the adjacent, higher-grade underground mine on the Hugo Dummett Deposit is developed toward full production of 85,000 tonnes per day. The expansion would be timed to provide for the processing of ore to be mined from underground, as well as the open pit, when operations reach full capacity. The initial infrastructure to be constructed to support the mining also is common to both cases.
All the Proven and Probable ore included in the Reserve Case would be from mineral resources classified as Measured and Indicated, which would be mined from the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.
Expanding on the Reserve Case, the Life-of-Mine Sensitivity Case is based on the addition of Inferred Resources from the proposed second lift of the Hugo North block cave, as well as Inferred Resources from additional block caves at the Hugo South and Heruga deposits. This expanded development plan would create a much larger resource base for mining. The study of this case shows the possible development plan for all of the currently identified future mining areas at Oyu Tolgoi and the significant, long-life potential of the entire mineral resource at Oyu Tolgoi.
“Although our focus is on the design, construction and commissioning of Oyu Tolgoi in line with the Reserve Case, the Life-of-Mine Sensitivity Case represents the ultimate realization of the inherent value of Oyu Tolgoi’s resources,” Mr. Macken said.

The economic analysis of the Reserve and Life-of-Mine cases used a price assumption of US$2.00/lb. for copper and US$850/oz. for gold at a discount rate of 8%. The basis of the operational framework of the mine used in the analysis is current Mongolian legislation and also the terms of the October 2009 Investment Agreement between Ivanhoe Mines, its strategic partner, Rio Tinto, and the Government of Mongolia.
Additional features of the IDP-10
•	Mining of the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit is confirmed as the foundation for long-term development plans.
•	Total cash costs are estimated at US$0.45 per pound of payable copper produced, after gold credits, over the first 10 years (using a gold price of US$850/oz.). Total cash costs are conservatively defined to include minesite costs and all treatment, refining, transport and royalty costs arising from product sales.
•	Cash costs for the Life-of-Mine Sensitivity Case, after gold credits, will be $0.73/lb.
•	The initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits is forecast at US$4.6 billion. This amount includes $1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining.
•	Alternative production options indicate that flexibility with mine development could further enhance value and possibly support additional production expansions to 265,000 tonnes per day — which would make production at the Oyu Tolgoi complex among the largest in the global mining industry. Economic analysis for these scenarios has not been undertaken and thus the feasibility is uncertain.
Summary of key results of the 2010 IDP
Economic results have been generated using metal prices of US$2.00/lb. copper and US$850/oz. gold. Under these assumptions, capital expansion programs would be funded from mine operations.
Detailed baseline capital estimates originally were prepared for plant and infrastructure in Q4 2007. These estimates have been trended for the IDP-10 up to December 2009, with reference to scope changes and to changes in the underlying escalation indices in the United States, Mongolia and China.
No provision has been made for escalation during construction. All other anticipated pre production cash costs of Oyu Tolgoi LLC have been classified as capital for the purposes of IDP10, including the prepayment of taxes to the Government of Mongolia required under the terms of the Investment Agreement.
Capital and project-schedule assumptions will continue to be updated during initial construction activities as project financing discussions progress.
International team of industry experts helped produce IDP-10
The preparation of the IDP-10 was led by AMEC Minproc, of Adelaide, Australia, with supporting input from the following prominent international engineering consultants and professional services advisory firms:
•	Quantitative Geoscience Pty. Ltd. (Quantitative Group), Perth, Australia.

•	Stantec Engineering (formerly McIntosh), Tempe, Arizona, USA.

•	Rio Tinto Technology and Innovation, Melbourne, Australia.

•	Golder Associates, Vancouver, Canada.

•	SRK Consulting, Vancouver, Canada.

•	Ernst & Young LLP, Toronto, Canada.

•	Fluor Corporation, Irving, Texas, USA.

•	AMEC Americas Limited, Vancouver, Canada.

•	SGS Lakefield Research Limited, Lakefield, Canada.

•	MinnovEx Technologies Inc., Toronto, Canada.

•	Klohn Crippen Berger Inc., Vancouver, Canada.

•	Knight Piesold Pty. Limited, Perth, Australia.

•	Aquaterra Consulting Pty. Ltd., Perth, Australia.

•	Eco-Trade Co. Ltd., Ulaanbaatar, Mongolia.

•	The Mongolian Academy of Sciences’ Institute of Archaeology, Ulaanbaatar, Mongolia.

•	Sustainability Pty. Ltd., Perth, Australia.

•	Teshmont LP Consultants, Winnipeg, Canada.

•	AMMTEC Pty. Limited, Perth, Australia.
Next steps in the development of Oyu Tolgoi
On October 6, 2009, Ivanhoe Mines, Rio Tinto and the Government of Mongolia signed a long-term Investment Agreement for the construction and operation of the Oyu Tolgoi Mine. The Investment Agreement established terms for bringing the Government of Mongolia into the project as a 34% shareholder and also established the long-term, stable, fiscal and legal environment that Ivanhoe Mines and Rio Tinto required before committing to the construction and production phases of the project’s development.
In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a $758 million budget for 2010 to begin full-scale construction of Oyu Tolgoi. The budget for 2010 contains Ivanhoe Mines’ repurchase from Rio Tinto of major items of mining and milling equipment completed in March 2010 at a value of $195.4 million. The equipment includes principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator, including two large, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
The 2010 budget provides for an early start on a site-wide development program.
Work in 2010 is planned to include:
•	Resumption of the sinking of the 10-metre-diameter Shaft #2, which will be used to hoist ore to the surface from the deep, underground, copper-gold-rich Hugo Dummett Deposit.

•	A start on construction of a 97-metre-tall (approximately 31-storey), reinforced-concrete headframe for Shaft #2.

•	Pouring the concrete foundation for the 100,000-tonne-per-day concentrator and deliveries of building materials for the concentrator and infrastructure.

•	Installation of a 20-megawatt power station and 35-kilovolt distribution system.

•	Initial earthworks for the open-pit mine at the Southern Oyu deposits.

•	Continuation of lateral underground development off Shaft #1 at the Hugo Dummett Deposit.

•	A start on construction of a 105-kilometre highway link to the Mongolia-China border, which will be fully paved by the time production begins.

•	A start on construction of a regional airport, with a concrete runway to accommodate Boeing 737-sized aircraft.
Ivanhoe Mines advancing project financing plan
Ivanhoe Mines is advancing its financing plan for the project. Ivanhoe’s consolidated cash position at March 31, 2010 was approximately US$1.32 billion, of which US$590 million is solely available for use by Ivanhoe Mines. This amount, combined with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe warrants valued at a total of approximately US$1.2 billion, will provide the foundation for the funding of the Oyu Tolgoi Project.
In January 2010, Ivanhoe Mines appointed New York-based leading global investment banking firm Citi and independent mining-sector specialist Hatch Corporate Finance, of London, England, to evaluate and advise the company on a range of strategic options to further enhance shareholder value.
Citi and Hatch are assisting Ivanhoe’s management to evaluate a range of options that include, but are not limited to, potential debt/equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions.
Citi specializes in providing tailored, strategic advisory services on M&A transactions and capital-raising activities, including mergers, acquisitions, divestitures, financial restructurings, underwriting and distributing equity, debt and derivative securities. Hatch Corporate Finance, a leading, independent corporate finance adviser focused exclusively on the global metals and mining sectors, specializes in providing tailored advice in M&A transactions (acquisitions, divestitures, mergers and joint ventures), capital markets activities and debt advisory services.
Commitment to sustainable communities and best-practice environmental management
Oyu Tolgoi seeks to work in partnership with communities and leaders to ensure that demonstrable sustainable benefits from the Oyu Tolgoi business reach Mongolians in the South Gobi region and nationally. These partnerships are driven by strategies and plans that align the development aspirations of the Mongolian government and the people of Mongolia with Oyu Tolgoi’s business objectives. At the heart of these partnerships are enduring relationships with Mongolian communities, government, civil society and like-minded international stakeholders based on trust, openness and the joint pursuit of mutual interests.
Sound environmental practices are key to sustainable communities. Oyu Tolgoi is complying with internationally accepted standards and policies regarding environmental performance and the management of socio-economic effects on communities, as described in Ivanhoe Mines’ Statement of Values and Responsibilities. The Values Statement declares Ivanhoe’s support of the United Nations Universal Declaration of Human Rights, commitment to best environmental practices, respect for cultural diversity, support of local businesses, creation of opportunities for skills acquisition and assurance of safe and healthy working conditions.

Present status of work at Oyu Tolgoi
Shaft No. 1 has been completed to a depth of 1,385-metres and is supporting the initial development program underway for the Hugo North underground mine. The underground lateral development currently covers a total of approximately 1,700 metres and development rates are exceeding initial estimates. In addition, surface works for the construction of Shaft No. 2 have been completed.
Site earthworks have been undertaken in preparation for the laying of the concentrator foundation. An initial 1,800-person construction camp has been built and the construction warehousing facility was completed in early 2010.
By March 2010, engineering for the copper concentrator facility was 75% complete and engineering for the required infrastructure was 50% complete.
Key management for construction and operations has been engaged and is in place in Mongolia in preparation for the start of full-scale construction.
Oyu Tolgoi Project resources
In 2001, Ivanhoe Mines discovered the copper-gold porphyry potential in South Oyu, Southwest Oyu and Central Oyu — now known as the Southern Oyu deposits. In late 2002, Ivanhoe drilled a hole in the far northern portion of the property, now known as the Hugo Dummett Deposit, to test a broad, induced-polarization high. More than 800,000 metres of drilling now have been completed at Oyu Tolgoi, including related exploration on the adjoining joint-venture licences with Entrée Gold.
In November 2009, Ivanhoe announced the completion of an initial five-month field survey of the 12-kilometre-long chain of deposits at Oyu Tolgoi utilizing the proprietary Zeus induced-polarization technology. The survey results have helped better define the spatial extent of the known ore bodies and revealed potential mineralization at depths of up to 3,500 metres. Based on these results, Ivanhoe has begun a new exploration program to drill previously unexplored areas around the deposits on strike and at depth. Details of the Zeus exploration are contained in a news release and accompanying investor presentation issued by Ivanhoe Mines on November 17, 2009 (http://www.ivanhoemines.com/i/pdf/Zeus-update-Nov-18-09.pdf).

Measured and Indicated resources at Oyu Tolgoi now total approximately 1.4 billion tonnes at an average grade of 1.33% copper and 0.47g/t gold, plus an additional 2.4 billion tonnes of Inferred Resources at an average grade of 0.78% copper and 0.33g/t gold. The estimated mineral reserves, a sub-set of the resources, total 1.39 billion tonnes.
Oyu Tolgoi mineral resource summary based on the March 31, 2010 Technical Report

					Contained Metal
				Copper			Copper
	Tonnage	Copper	Gold	Equiv.	Copper	Gold	Equiv.
Deposit	(t)	(%)	(g/t)	(%)	(000 lb)	(oz)	(000 lb)
Southern Oyu Deposits
Measured	101 590 000	0.64	1.10	1.34	1 430 000	3 590 000	3 000 000
Indicated	465 640 000	0.62	0.43	0.89	6 360 000	6 440 000	9 140 000
Measured + Indicated	567 230 000	0.62	0.55	0.97	7 750 000	10 030 000	12 130 000
Inferred	88 500 000	0.47	0.41	0.73	920 000	1 170 000	1 420 000
Hugo Dummett Deposits
Indicated (Hugo North — Ivanhoe)	703 200 000	1.82	0.39	2.07	28 220 000	8 820 000	32 090 000
Indicated Shivee Tolgoi (Hugo North — EJV)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Indicated (All Hugo North)	820 200 000	1.82	0.42	2.08	32 910 000	11 080 000	37 610 000
Inferred (Hugo North — Ivanhoe)	722 800 000	0.97	0.30	1.17	15 460 000	6 970 000	18 640 000
Inferred Shivee Tolgoi (Hugo North — EJV)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Inferred (All Hugo North)	818 300 000	1.00	0.30	1.19	18 040 000	7 890 000	21 470 000
Inferred (Hugo South)	490 330 000	1.05	0.09	1.11	11 350 000	1 420 000	12 000 000
Inferred (Hugo North and South)	1 308 630 000	1.02	0.22	1.16	29 430 000	9 260 000	33 470 000
Heruga Deposit
Heruga Javkhlant EJV	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000
Heruga Ivanhoe	60 000 000	0.48	0.37	0.78	670 000	700 000	1 090 000
Inferred (All Heruga)	970 000 000	0.48	0.48	0.86	10 240 000	15 000 000	18 480 000
Oyu Tolgoi Project Grand Total
Measured	101 590 000	0.64	1.10	1.34	1 430 000	3 590 000	3 000 000
Indicated	1 285 840 000	1.38	0.42	1.65	39 120 000	17 360 000	46 770 000
Measured + Indicated	1 387 430 000	1.33	0.47	1.63	40 680 000	20 970 000	49 860 000
Inferred	2 367 130 000	0.78	0.33	1.02	40 610 000	25 390 000	53 280 000
Notes:

1.	The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries.

2.	The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.

3.	The mineral reserves are not additive to the mineral resources.

4.	CuEq was calculated using the following formula: CuEq = %Cu + (g/t Au*11.25)/17.64.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6.	EJV is the Entrée Gold Joint Venture. Ivanhoe Mines’ rights in the Shivee Tolgoi and Javkhlant mining licences are included in the Contract Area covered by the Oyu Tolgoi Investment Agreement. Activities in the Contract Area will be the responsibility of Oyu Tolgoi LLC, which will receive 70-80% of cash flows from the EJV licences after capital and operating costs.

Total Oyu Tolgoi Project Mineral Reserve, May 2010

					Recovered Metal
	Ore	NSR	Cu	Au	Copper	Gold
Deposit	(Mt)	($/t)	(%)	(g/t)	(Mlb)	(koz)
Southern Oyu Deposits
Proven	127	21.38	0.58	0.93	1 399	2 994
Probable	828	10.81	0.48	0.27	6 980	5 229
Mineral Reserve (Proven + Probable)	955	12.21	0.49	0.35	8 380	8 223
Hugo Dummett Deposits
Probable (Hugo North — Ivanhoe)	410	51.12	1.90	0.40	15 823	4 368
Probable (Hugo North — EJV Shivee Tolgoi)	27	55.57	1.85	0.72	1 032	531
Mineral Reserve (Probable) (All Hugo North)	437	51.40	1.90	0.42	16 855	4 899
Oyu Tolgoi Project Mineral Reserve
Proven	127	21.38	0.58	0.93	1 399	2 994
Probable	1 266	24.84	0.97	0.32	23 835	10 127
Mineral Reserve (Proven + Probable)	1 393	24.52	0.93	0.37	25 234	13 121
Notes:

1.	Metal prices used for calculating the Southern Oyu Open Pit NSR are copper $1.30/lb., gold $500/oz., and silver $9.50/oz., based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the reserve is still valid at these metal prices.

2.	Metal prices used for calculating the Hugo North Underground NSR are copper $1.50/lb., gold $640/oz. and silver $10.50/oz., based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the reserve is still valid at these metal prices.

3.	The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb., gold $850/oz. and silver $13.50/oz.

4.	For the open pit, the processing and general administration operating costs that have been used to determine cut-off grades are: Southwest and Central Chalcopyrite $3.88/t, Central Chalcocite and Central Covellite $3.41/t.

5.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

6.	For the underground block cave, all material within the shell has been converted to mineral reserve. This includes inferred material with zero grade that has been treated as dilution.

7.	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.

8.	EJV is the Entrée Gold Joint Venture. Ivanhoe Mines’ rights in the Shivee Tolgoi and Javkhlant mining licences are included in the Contract Area covered by the Oyu Tolgoi Investment Agreement. Activities in the Contract Area will be the responsibility of Oyu Tolgoi LLC, which will receive 70-80% of cash flows from the EJV licences after capital and operating costs.

9.	The mineral reserves are not additive to the mineral resources.

43-101F1 Technical Report
The IDP-10 is a technical report compliant with Canada’s 43-101F1 reporting standards. Details surrounding the key assumptions, parameters and methods used to estimate the mineral resources and reserves surrounding the resource and reserve estimate, as well as information relating to the QPs’ data verification procedures, are found in the 43-101F1 Technical Report for the Oyu Tolgoi Project, a copy of which will be filed on SEDAR within 45 days and available at www.sedar.com and on Ivanhoe’s website at www.ivanhoemines.com.
Details of Conference Call to discuss IDP-10
Ivanhoe Mines will host a telephone conference call and webcast on Tuesday, May 11, at 5 p.m. Eastern Time (2 p.m. Pacific Time) to discuss the new Integrated Development Plan. A portion of the conference call will follow a series of presentation slides containing details of the development plan, which will be posted on the Ivanhoe Mines home page at www.ivanhoemines.com and available ahead of the conference call.
The conference call may be accessed by dialling 1-877-240-9772 in Canada and the United States, or 1-416-340-8527 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com. The conference call will be archived for later playback until May 25 and may be accessed by dialling 1-800-408-3053 or 1-416-695-5800 and entering the pass code 1833536.
Ivanhoe shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Preparation of IDP and Qualified Persons
The IDP-10 was prepared under the supervision of AMEC Minproc Limited. Bernard Peters, as Oyu Tolgoi Study Director for AMEC Minproc Limited and Qualified Person as defined in National Instrument 43-101, has reviewed, verified and approved the technical contents of this news release.
The Qualified Persons and their areas of responsibility in relation to this news release are:
•	Bernard Peters, B.Eng. (Mining), M. AusIMM (201743), employed by AMEC Minproc Limited as Principal Mining Consultant, was responsible for the overall preparation of the report and, in particular, the open-pit mineral reserve estimate of the Technical Report.

•	Scott Jackson, B.Sc. (Hons), CFSG, M. AusIMM (201735), employed by Quantitative Geoscience Pty. Ltd. (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•	John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F.Aus.I.M.M. (103352), F.A.I.G., M.S.E.G, employed by Quantitative Geoscience Pty. Ltd. (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•	Albert Chance, B.App.Sc., Association of Professional Engineers of the Province of British Columbia (no. 16370), an employee of Golder Associates Ltd., was responsible for preparation of the subsection on Open Pit Mine Geotechnical.

•	George R Stephan, E.M. (Engineer of Mines), MBA, Qualified Professional Member Mining and Metallurgical Society of America an employee of Stantec Mining (formerly McIntosh Engineering), was responsible for the underground mineral reserve estimate of the Technical Report.

•	Jarek Jakubec, C.Eng., an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Mine Geotechnical Sections

•	Dean David, B.App.Sc. (Metallurgy), AusIMM.(102351), employed by AMEC Minproc Limited as Process Consultant, was responsible for preparation of the Processing Sections.

•	Bruce Brown, PE.PhD., employed by Rio Tinto Technology and Innovation as Principal Advisor — Water, Waste and Tailings, was responsible for preparation of the Tailings Storage Facility Sections.
Quality Assurance and Quality Control
John Vann, Principal and Director, and Scott Jackson, Principal and Director of Quantitative Group, of Perth, Australia, performed an independent audit at the Oyu Tolgoi site on Ivanhoe’s exploration practices and resource estimation parameters and found them to be in line with industry best practices.
SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, Oyu Tolgoi becoming one of the World’s largest copper and gold producers; timing for first production; expansion of processing plant from 36.5 mtpy to 58 mtpy by the sixth year; expected payback period of capital; mine life under the reserve and Life-of-Mine (Sensitivity) Case and the anticipated yearly production, including average annual production; peak single year production; the ability of the mine development to support an expansion to 265,000 tonnes per day; anticipated production and financial results; launching the Oyu Tolgoi Training and Development Strategy; Rio Tinto’s exercise of its Ivanhoe Warrants; the ability to fund the remaining funding requirements for the project through debt; statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of the fulfillment of conditions precedent for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; the impact of amendments to the laws of Mongolia and other countries in which IVN carries on business; the potential of plans to make non-core projects self-funding; and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 11, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary